    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 12, 1998
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ------------------------------

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                         ------------------------------

                         TANDY BRANDS ACCESSORIES, INC.
             (Exact name of registrant as specified in its charter)

                      DELAWARE                                            75-2349915
          (State or other jurisdiction of                              (I.R.S. Employer
           incorporation or organization)                            Identification No.)

                         690 E. LAMAR BLVD., SUITE 200
                             ARLINGTON, TEXAS 76011
                                 (817) 548-0090
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

                                 J.S.B. JENKINS
                         TANDY BRANDS ACCESSORIES, INC.
                         690 E. LAMAR BLVD., SUITE 200
                             ARLINGTON, TEXAS 76011
                                 (817) 548-0090
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   Copies to:

                DARREL A. RICE, ESQ.                                L. STEVEN LESHIN, ESQ.
          WINSTEAD SECHREST & MINICK P.C.                            JENKENS & GILCHRIST,
               5400 RENAISSANCE TOWER                             A PROFESSIONAL CORPORATION
                  1201 ELM STREET                                1445 ROSS AVENUE, SUITE 3200
                DALLAS, TEXAS 75270                                  DALLAS, TEXAS 75202
                   (214) 745-5255                                       (214) 855-4500

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
                                                             PROPOSED
                                      AMOUNT                 MAXIMUM                 PROPOSED
   TITLE OF EACH CLASS OF             TO BE               OFFERING PRICE        MAXIMUM AGGREGATE           AMOUNT OF
SECURITIES TO BE REGISTERED       REGISTERED(1)            PER UNIT(2)          OFFERING PRICE(2)        REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------
Common Stock, $1.00 par
value per share.............        2,185,000                $17.625               $38,510,625              $11,360.64
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

(1) Includes 285,000 shares which may be purchased by the Underwriters to cover over-allotments, if any.

(2) Estimated solely for purposes of calculating the registration fee.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THE SECURITIES DESCRIBED HEREIN, NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

                  SUBJECT TO COMPLETION, DATED AUGUST 12, 1998

PROSPECTUS

                                1,900,000 SHARES

                         TANDY BRANDS ACCESSORIES, INC.
                                  COMMON STOCK

     Of the 1,900,000 Shares of Common Stock being offered hereby, 1,732,500 Shares are being sold by Tandy Brands Accessories, Inc. (the "Company") and 167,500 Shares are being sold by Tandy Brands Accessories, Inc. Employees Investment Plan (the "Selling Stockholder"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of the Shares being sold by the Selling Stockholder. The Common Stock is quoted on the Nasdaq National Market under the symbol "TBAC." On August 11, 1998, the reported last sale price of the Common Stock on the Nasdaq National Market was $17.25.
                         ------------------------------
     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                         ------------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
                                                        UNDERWRITING          PROCEEDS             PROCEEDS
                                         PRICE          DISCOUNTS AND            TO               TO SELLING
                                       TO PUBLIC       COMMISSIONS(1)        COMPANY(2)          STOCKHOLDER
-----------------------------------------------------------------------------------------------------------------
Per Share.........................         $                  $                   $                   $
-----------------------------------------------------------------------------------------------------------------
Total(3)..........................         $                  $                   $                   $
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements with the several Underwriters.
(2) The Company has agreed to pay the expenses of the offering, estimated at $400,000.
(3) The Company has granted the Underwriters a 30-day option solely to purchase up to 285,000 additional shares to cover over-allotments, if any. If the Underwriters exercise the option in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to the Company will be
    $          , $          and $          , respectively. See "Underwriting."
                         ------------------------------
     The Shares are offered, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel, or modify this offering and reject orders in whole or in part. It is expected that delivery of the Shares
will be made on or about                , 1998, at the offices of Bear, Stearns
& Co. Inc., 245 Park Avenue, New York, New York 10167.

BEAR, STEARNS & CO. INC.
                     ING BARING FURMAN SELZ LLC
                                        HOAK BREEDLOVE WESNESKI & CO.

                                                 , 1998.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTION AND THE IMPOSITION OF PENALTY BIDS. SEE "UNDERWRITING."

                         ------------------------------

     THE UNDERWRITERS HAVE ADVISED THE COMPANY AND THE SELLING STOCKHOLDER THAT CERTAIN OF THE UNDERWRITERS CURRENTLY ACT AS MARKET MAKERS FOR THE COMMON STOCK AND CURRENTLY INTEND TO CONTINUE TO ACT AS MARKET MAKERS FOLLOWING THE OFFERING. HOWEVER, THE UNDERWRITERS ARE NOT OBLIGATED TO DO SO AND MAY DISCONTINUE ANY MARKET MAKING AT ANY TIME.

                         ------------------------------

     JONES NEW YORK(R), GREG NORMAN COLLECTION(R), ROLFS(R), HAGGAR(R), BUGLE BOY(R), CANTERBURY(R), PRINCE GARDNER(R), ROYALLE BY PRINCE GARDNER(R), ROYALLE BY PRINCESS GARDNER(R), PRINCESS GARDNER(R), AMITY(R), ACCESSORY DESIGN GROUP(R), TIGER(R), BOTANY 500(R) AND BEVERLY HILLS POLO CLUB(R) ARE REGISTERED TRADEMARKS OWNED OR LICENSED BY THE COMPANY. THIS PROSPECTUS ALSO INCLUDES REGISTERED TRADEMARKS OF COMPANIES OTHER THAN THE COMPANY.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (as it may be amended, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto, which may be inspected without charge at the public reference facility maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission at prescribed rates. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company with the Commission can be inspected without charge and copied, at prescribed rates, at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Regional Offices of the Commission at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, New York, New York 10048. Such material may also be accessed electronically by means of the Commission's web site on the Internet at http://www.sec.gov.

     The Common Stock is listed on the Nasdaq National Market, and such reports, proxy statements and other information can also be inspected and copied at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     This Prospectus incorporates by reference documents that are not presented herein or delivered herewith. The Company undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than the exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Written or oral requests for such copies should be directed to: Tandy Brands Accessories, Inc., 690 E. Lamar Blvd., Suite 200, Arlington, Texas 76011, Attention: Stanley T. Ninemire, telephone number (817) 548-0090.

     The following documents, which have been filed by the Company with the Commission, are hereby incorporated by reference in this Prospectus:

          1. The Company's Annual Report to Stockholders on Form 10-K for the fiscal year ended June 30, 1997;

          2. The Company's Proxy Statement for the 1997 Annual Meeting of Stockholders filed on September 8, 1997;

          3. The Company's Quarterly Report on Form 10-Q for the first quarter ended September 30, 1997;

          4. The Company's Quarterly Report on Form 10-Q for the second quarter ended December 31, 1997;

          5. The Company's Quarterly Report on Form 10-Q for the third quarter ended March 31, 1998;

          6. The Company's Current Report on Form 8-K filed on June 19, 1998;

          7. The description of the Company's Common Stock in Item 1 of the Company's Registration Statement on Form 8-A filed on December 7, 1990; and

          8. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the Offering shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents.

     Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto included elsewhere or incorporated by reference in this Prospectus. This Prospectus contains certain forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors including those set forth under "Risk Factors" and elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option and no exercise of outstanding options. See "Underwriting." References in this Prospectus to the "Company" or "Tandy Brands" include Tandy Brands Accessories, Inc. and its subsidiaries. The Company's fiscal year ends on June 30. Accordingly, in this Prospectus, the years ended June 30, 1995, 1996, 1997 and 1998 are respectively referred to as "fiscal 1995," "fiscal 1996," "fiscal 1997" and "fiscal 1998."

                                  THE COMPANY

     Tandy Brands is a leading designer, manufacturer and marketer of branded men's, women's and children's accessories, including belts and small leather goods such as wallets. The Company's product line also includes handbags, socks, scarves, hats, hair accessories, suspenders and neckwear. Tandy Brands' merchandise is marketed under a broad portfolio of nationally recognized licensed and proprietary brand names, including Jones New York, Greg Norman Collection, Rolfs, Haggar, Bugle Boy, Canterbury, Prince Gardner, Princess Gardner, Amity, Accessory Design Group and Tiger, as well as private brands for major retail customers. Proprietary brands, licensed brands and private brands accounted for approximately 27.7%, 13.9% and 58.4%, respectively, of net sales during fiscal 1998. The Company sells its products through all major retail distribution channels throughout the United States and Canada, including mass merchants, national chain stores, department stores, men's and women's specialty stores, golf pro shops and catalogs. As a result of its strong brand portfolio, increased market penetration, new product introductions and successful acquisition strategy, the Company's net sales and net income from continuing operations have grown at a compound annual growth rate of 17.3% and 19.7%, respectively, from $83.7 million and $4.2 million for fiscal 1995, to $135.0 million and $7.2 million for fiscal 1998.

     Tandy Brands distributes its products to nearly every type and size of retail operation. Management estimates that the Company's customers include over 10,000 retailers representing over 20,000 retail locations. The Company's key brands and each brand's targeted distribution channels and products are as follows:

BRAND                                                         DISTRIBUTION CHANNEL          PRODUCTS
-----                                                         --------------------          --------
Jones New York..............................................  Department stores        Handbags
                                                              Specialty stores         Small leather goods
Greg Norman Collection......................................  Golf pro shops           Belts
                                                              Specialty stores         Small leather goods
                                                              Department stores
                                                              Catalogs
Rolfs.......................................................  Department stores        Small leather goods
                                                              Specialty stores
Haggar......................................................  National chain stores    Belts
                                                              Department stores        Small leather goods
                                                              Catalogs
Bugle Boy...................................................  National chain stores    Belts
                                                              Department stores        Small leather goods
Canterbury..................................................  Specialty stores         Belts
                                                              Golf pro shops           Small leather goods
Prince Gardner..............................................  National chain stores    Small leather goods
                                                              Specialty stores
Princess Gardner............................................  National chain stores    Small leather goods
                                                              Specialty stores
Amity.......................................................  Mass merchants           Small leather goods
                                                              National chain stores
Accessory Design Group......................................  Mass merchants           Belts
                                                              National chain stores    Women's accessories
Tiger.......................................................  Mass merchants           Belts
                                                              National chain stores

     The accessories market is highly fragmented, and management believes that the Company is one of the largest competitors in the accessories industry. Management believes the sectors of the accessories market that the Company serves have grown at an average annual rate of three to five percent in recent years. This growth has resulted from (i) the trend toward more casual attire, which has increased demand for accessories outside the traditional dress category, (ii) increased consumer awareness of branded accessories as a fashion and lifestyle statement and (iii) a desire for newness and change in accessories styles. As a result of recent consolidation in the retail industry, retailers have increasingly chosen to consolidate their supply bases to a core group of companies that have the resources and expertise to meet the retailers' increasing demands. Over the past several years, the Company's net sales growth has exceeded that of the accessories industry, and the Company believes it is better positioned than its competitors to continue to capitalize on these market trends because of its following competitive strengths:

                             COMPETITIVE STRENGTHS

     Strong Customer Relationships and Superior Customer Service. Tandy Brands has strong relationships with most major retailers in the United States and Canada, including Wal-Mart Stores, Inc. ("Wal-Mart"), Target Stores, Inc. ("Target"), K Mart Corporation ("K Mart"), Shopko Stores, Inc. ("Shopko"), Army & Air Force Exchange Service ("AAFES"), Sears, Roebuck and Co. ("Sears"), J.C. Penney Company, Inc. ("JCPenney"), Kohl's Corporation ("Kohl's"), The May Department Stores Company ("May Department Stores"), Dillard Department Stores, Inc. ("Dillard's"), Mervyn's, Inc. ("Mervyn's") and Federated Department Stores, Inc. ("Federated Department Stores"). The Company develops and maintains relationships at all levels of management with its major retail customers. The Company believes it will continue to benefit from the consolidation trend in the retail industry because it is able to provide its customers with a higher degree of customer service than its smaller, less well-capitalized competitors. For example, Tandy Brands provides design and marketing expertise to its customers to help them communicate fashion and lifestyle concepts through targeted product lines and innovative point-of-sale presentations. In addition, the Company's automated distribution facilities enable it to meet, efficiently and economically, the increasingly stringent inventory delivery requirements of its customers. Tandy Brands emphasizes continuous improvement in customer service to increase quality and efficiencies and enhance its competitiveness.

     Management of a Strong National Brand Portfolio. Tandy Brands manufactures and markets its products under a broad portfolio of nationally recognized licensed and proprietary brand names, as well as various private store brands. This brand portfolio allows the Company to offer differentiated products in response to the requirements of each of its specific distribution channels. The Company has historically expanded, and continues to explore opportunities to expand, its brand portfolio as a means to increase distribution and penetrate new retail accounts.

     Broad Distribution. Tandy Brands distributes its products throughout the United States and Canada to all major levels of retail distribution. The Company is a leader in the men's and women's accessories industry, and because the industry is highly fragmented, management believes that significant opportunities exist for the Company to increase its market share within its product groups.

     Proprietary Inventory Management Systems. The Company has made significant investments in systems to better serve its retail customers and assist them in managing their inventory efficiently. Services provided by the Company enhance the retail sales process through inventory replenishment and inventory management programs, quality assurance committed to on-time and one hundred percent complete deliveries and electronic communications of various sales, inventory and accounting information to the customer. The Company currently uses electronic data interchange ("EDI") for electronic communication of invoices, shipping notices, purchase orders and other transactions at over 14,000 retail locations. In addition, the Company manages automatic inventory replenishment programs at over 7,000 retail locations. The investments made in its proprietary systems help differentiate Tandy Brands from its competitors and build partnering relationships with its customers.

     Flexible Sourcing. Tandy Brands combines domestic manufacturing and effective sourcing of raw materials and finished goods from around the world to enhance its competitiveness and reduce its fixed costs.

The Company manufactures approximately 50% of its men's belts (representing approximately 22% of its net sales) in the United States. Such domestic manufacturing capabilities, combined with the Company's worldwide sourcing network, enable the Company to maximize its efficiency in meeting its customers' requirements for price, timing and delivery.

     Product Design and Innovation. The Company's internal design teams design all of the Company's products and are key to implementing the Company's marketing strategy, which is driven by responding to consumer tastes, preferences, lifestyles and demand for quality and style. The teams enable Tandy Brands to recognize and capitalize upon emerging style and fashion trends that affect the accessories market. The Company emphasizes new products and design innovation and makes frequent adjustments to its product lines to reflect consumer preferences and trends. Each year, approximately 30% of the Company's stock keeping units are new products. By offering a growing variety of accessories at a range of price points, the Company is able to cater to consumers with a variety of tastes and lifestyles.

                               GROWTH STRATEGIES

     Tandy Brands believes that it has the design, manufacturing, sales and distribution infrastructure necessary to manage and grow its existing business, develop additional products and brands and acquire complementary businesses. The Company plans to leverage its existing infrastructure to pursue additional growth through implementation of the following growth strategies:

     Increase Penetration of Existing Accounts. Tandy Brands intends to leverage its brand portfolio and reputation for customer service to increase its licensed, proprietary and private brand sales to existing customers. The Company believes significant potential exists to expand the number of locations it serves within its existing customer base and expand the product categories and product lines carried by its existing customers.

     Expand Product Lines. The Company intends to continue to expand its product lines by introducing fashionable, high quality and value-driven accessory items. Successful recent product introductions include Jones New York handbags and small leather goods and Greg Norman Collection belts and small leather goods in fiscal 1997 and private brand scarves and hair accessories in fiscal 1998. New products to be introduced in fiscal 1999 include boys' belts, coordinated children's accessories, women's cold weather accessories such as gloves, hats and mufflers and a line of men's Jones New York belts and wallets.

     Pursue Selective Acquisitions. The accessories industry is highly fragmented. Numerous small manufacturers, developers and marketers of accessories exist, many of which lack the financial strength and infrastructure required to support continued growth at a time when retailers are reducing the size of their supplier bases. The Company believes that attractive opportunities exist to leverage its infrastructure through strategic acquisitions that will expand its market share, distribution and customer relationships and broaden its brand portfolio. The Company also believes that it is one of only a few participants in its industry with the operational and financial resources necessary to identify and successfully execute significant acquisitions.

     Pursue Additional Opportunities in Licensing and Brand Ownership. The Company plans to build on its success in brand marketing and development, together with its manufacturing and distribution expertise, by pursuing additional opportunities in licensing and brand ownership.

                                COMPANY HISTORY

     The Company and its predecessors have been manufacturers and marketers of leather accessories for more than 70 years. The Company was formed in 1990 in connection with the Bombay Company, Inc.'s spin-off of its belt and accessories business. In 1990, the Company was largely a manufacturer of men's belts. Since 1990, the Company has completed eight acquisitions, entered into 21 license agreements, developed a $64.0 million women's business and grown its total sales at a 23.0% compound annual growth rate through fiscal 1998.

     The Company is organized under the laws of Delaware with principal executive offices located at 690 E. Lamar Blvd., Suite 200, Arlington, Texas (telephone number: (817) 548-0090).

                                  THE OFFERING

Common Stock:
  Common Stock offered by the Company.......................  1,732,500 shares
  Common Stock offered by the Selling Stockholder(1)........  167,500 shares
          Total Common Stock offered........................  1,900,000 shares
Common Stock to be outstanding after the offering(2)........  7,350,165 shares
Use of proceeds by the Company..............................  The net proceeds to be received by the Company will be used to repay
                                                              certain indebtedness. See "Use of
                                                              Proceeds."
Nasdaq National Market symbol...............................  TBAC

---------------

(1) The Selling Stockholder is Tandy Brands Accessories, Inc. Employees Investment Plan. The net proceeds to the Selling Stockholder will be used to meet current and anticipated obligations to beneficiaries who are retiring from the Company, as well as to provide additional liquidity to the plan.
(2) Excludes 557,438 shares of Common Stock issuable upon exercise of employee stock options outstanding as of August 11, 1998, of which 275,133 were exercisable as of such date.

                             SUMMARY FINANCIAL DATA

     The summary financial data for each of the five fiscal years ended June 30, 1993, 1994, 1995, 1996 and 1997 set forth below have been derived from audited consolidated financial statements of the Company. The summary financial data of the Company as of March 31, 1997 and 1998, and for the nine months then ended, have been derived from unaudited consolidated financial statements, which, in the opinion of management, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of such data for the unaudited interim periods. The following data should be read in conjunction with the consolidated financial statements of the Company and notes thereto incorporated by reference in this Prospectus and "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

                                                                                       NINE MONTHS ENDED
                                                                                           MARCH 31,
                                             FISCAL YEAR ENDED JUNE 30,                   (UNAUDITED)
                                  ------------------------------------------------   ----------------------
                                   1993      1994      1995      1996       1997      1997         1998
                                  -------   -------   -------   -------   --------   -------    -----------
                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net sales.......................  $50,204   $67,254   $83,721   $86,694   $102,507   $77,462     $100,658
Gross profit....................   19,630    26,666    32,829    32,720     38,258    28,756       37,170
Intangible asset impairment
  write-off(1)..................       --        --        --     3,976         --        --           --
Operating income................    6,133     8,252     7,431     1,362      8,385     6,473       10,699
Interest expense................       18       214     1,048     1,267      1,242       953          989
Net income from continuing
  operations(2).................    4,082     5,363     4,195       101      4,564     3,508        6,047
Net income from continuing
  operations per share(3):
    Basic earnings per share....    $0.84     $1.06     $0.81     $0.02      $0.84     $0.65        $1.09
    Earnings per
      share -- assuming
      dilution..................     0.82      1.04      0.80      0.02       0.83      0.64         1.07

                                                                                          MARCH 31, 1998
                                                                                            (UNAUDITED)
                                                        JUNE 30,                       ---------------------
                                    ------------------------------------------------                 AS
                                     1993      1994      1995      1996       1997     ACTUAL    ADJUSTED(4)
                                    -------   -------   -------   -------   --------   -------   -----------
BALANCE SHEET DATA:
Working capital...................  $19,860   $27,858   $33,069   $34,082    $43,354   $54,406     $63,086
Total assets......................   32,231    49,318    67,315    58,411     65,364    75,411      84,091
Long-term debt....................       --     8,000    16,650    12,400     15,850    19,700          --
Stockholders' equity..............   26,666    33,573    35,839    36,847     42,129    49,078      77,458

---------------

(1) Related to a write-off of intangible assets arising from the acquisition of Prince Gardner in fiscal 1994.
(2) During fiscal 1995, the Company recorded a loss of $3.2 million from discontinued operations related to its decision to dispose of the Always In Style operations.
(3) The earnings per share amounts prior to March 31, 1998 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, Earnings Per Share.
(4) As adjusted to reflect the issuance of 1,732,500 shares of Common Stock by the Company at an assumed offering price of $17.625 per share and the application of the net proceeds therefrom.

                                  RISK FACTORS

     Prospective investors should carefully consider the following risk factors in addition to other information included in this Prospectus before purchasing any of the Shares of Common Stock offered hereby. Information contained or incorporated by reference in this Prospectus may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, which can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. All statements other than statements of historical facts included in this Prospectus, including those regarding the Company's financial position, business strategy, projected costs and plans and objectives of management for future operations are forward-looking statements. The following matters and certain other factors noted throughout this Prospectus constitute cautionary statements identifying important factors with respect to any such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements. All forward-looking statements contained in this Prospectus and/or any subsequent written or oral forward-looking statements attributable to the Company or persons acting on behalf of the Company are expressly qualified in their entirety by such cautionary statements. The Company undertakes no obligation to release the results of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

DEPENDENCE ON SIGNIFICANT CUSTOMERS

     Sales to Wal-Mart accounted for 35%, 36% and 43% of the Company's net sales for fiscal 1996, 1997 and 1998, respectively. A decision by Wal-Mart to significantly decrease the amount purchased from the Company or to cease carrying the Company's products could have a material adverse effect on the Company's financial condition and results of operations. While no other customers accounted for 10% or more of net sales in fiscal 1998, the Company's top ten customers (including Wal-Mart) accounted for approximately 70% of the Company's net sales during that period. If one or more of these customers substantially reduces the volume of purchases from the Company, the Company's financial condition and results of operations could be adversely affected.

RISKS ASSOCIATED WITH FOREIGN SOURCING

     The Company purchases raw materials and finished goods from suppliers and manufacturers in numerous foreign countries. The Company's business is subject to risks generally associated with doing business in countries other than the United States, including risks associated with foreign governmental regulation and social, political and economic changes in such countries. Such risks may have a material adverse effect on the Company, particularly if such factors cause the conduct of business in a particular country to become undesirable or impractical. The Company's business is also subject to risks associated with changes in United States law relating to imports, including the imposition of additional quotas, duties, tariffs or taxes or other changes or restrictions on imports, which could adversely affect the price for or the availability of the Company's imports.

RETAIL INDUSTRY CONDITIONS AND ECONOMIC CYCLES

     The accessories industry is affected by national, regional and local economic conditions, demographic trends and consumer tastes. During the past few years, several of the Company's customers, including some major retailers, have declared bankruptcy or otherwise experienced financial difficulties. While the Company's losses due to uncollectible accounts receivable have been limited, financial difficulties of its retail customers in response to economic cycles or otherwise could cause a loss of business and additional risk that is related to customer receivables. Any significant declines in general economic conditions or uncertainties with respect to future economic prospects could affect consumer spending in a manner which could materially and adversely affect the Company's business, financial condition and results of operations. Furthermore, some fashion items offered by the Company are affected by relatively rapid changes in fashion trends and consumer preferences and tastes.

RISKS OF ACQUISITIONS AND IMPLEMENTATION OF GROWTH STRATEGIES

     The Company's continued growth depends to a significant degree upon its ability to implement successfully its growth strategies, including acquisitions. There can be no assurance that the Company can acquire businesses successfully or that the Company's management will be able to maintain or enhance the profitability of any acquired business. A key element of the Company's growth strategy is to expand the scope of its product offerings. However, there can be no assurance that this strategy will be successful or that new products will be profitable or generate sales comparable to its existing products. Additionally, there can be no assurance that the Company will be able to increase sales to existing customers or obtain additional licenses and brands as contemplated by its growth strategies.

COMPETITION

     Competition in the fashion accessories industry is intense. The Company's ability to remain competitive depends largely on its ability to create new designs and products and to offer high-quality merchandise at affordable prices. The Company's men's belt business competes with a large number of competitors, including Swank, Humphreys, Leegin, Max Leather and Salant. The Company's men's wallet business also competes with a large number of competitors, including Buxton, Humphreys, Mundi, and Fossil. In women's belts, the Company competes primarily with Omega, Cipriani, Liz Claiborne, Circa and Fossil. The women's handbag business competes with Nine West, Liz Claiborne, Kenneth Cole, Fossil, Guess and others. The women's personal leather goods business competes with Buxton, Mundi, Fossil, Liz Claiborne, Nine West and others. Some of the Company's competitors have significantly greater financial, advertising, marketing and distribution resources than the Company. There is no assurance that changes in market conditions or price competition will not adversely affect the Company's operations in the future or that the Company will continue to compete effectively against the existing competitors or new competitors that may enter its markets.

FLUCTUATIONS IN MATERIALS AND LABOR COSTS

     A majority of the Company's products are made of leather. The price of leather is subject to significant fluctuations. Severe increases in leather prices could have a material adverse impact on the Company's profitability. Operating costs may also be adversely affected by fluctuations in labor costs.

DEPENDENCE ON LICENSES

     Certain of the brands under which the Company markets its products are licensed to it under license agreements with unaffiliated third parties. The Company's failure to retain its existing licenses or replace them with new licenses as the existing ones expire could adversely affect the Company's net sales. In addition, the license agreements generally prohibit the distribution of the licensed goods through certain channels and designate specific territories for the distribution of such goods. Thus, the Company would be required to obtain the approval of the licensor for expansion by the Company into different channels of distribution and territories. In the event that the Company desires to introduce a licensed good into a new channel of distribution or territory, there can be no assurance that it will be able to obtain such approval on favorable terms. See "Business -- Exclusive License Agreements."

DEPENDENCE ON CERTAIN FACILITIES

     A substantial portion of the Company's current distribution operations and all of its current manufacturing operations are located in one building in Yoakum, Texas. Additionally, substantially all of the Company's small leather goods and handbags are distributed from one facility in West Bend, Wisconsin. A substantial portion of women's belts and other accessories is distributed from the Company's single facility in Dallas, Texas. A disruption of any of these manufacturing or distribution operations resulting from sustained process abnormalities, human error, government intervention, natural disaster such as fire, earthquake or flood or any other occurrence could interrupt the Company's inventory flow and ability to satisfy its customers' delivery requirements. The loss of a customer as a result of any such interruption could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON KEY PERSONNEL

     The Company's success depends to a significant extent upon the continued service of its executive officers and other key management personnel, including, in particular, J.S.B. Jenkins, the President and Chief Executive Officer of the Company, Jerry W. Wood, Executive Vice President of the Company, and Stanley T. Ninemire, Senior Vice President, Chief Financial Officer and Assistant Secretary, and other members of the Company's senior management. Although the Company has incentive compensation programs designed to retain such persons, there can be no assurance that the Company will be successful in doing so. If, for any reason, key personnel do not continue to be active in the Company's management, operations could be adversely affected. The Company does not maintain key man life insurance for any member of management.

TRADEMARKS

     The Company believes that its trademarks and other proprietary rights are important to its success and its competitive position. Accordingly, the Company exercises prudence in establishing and protecting such rights. Nevertheless, there can be no assurance that the actions taken by the Company to establish and protect its trademarks and other proprietary rights will be adequate to prevent infringement of such rights by others. Additionally, there can be no assurance that others will not assert rights in, or ownership of, trademarks or other proprietary rights of the Company or that the Company would be able to successfully resolve such conflicts.

YEAR 2000 RISKS

     Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the year 2000. The Company has addressed this potential problem and is in the process of implementing a plan with the objective of ensuring that its management information systems will record, store, process, calculate and present calendar dates falling on or after (and if applicable, spans of time including) January 1, 2000 in the same manner and with the same functionality as in years prior to 2000. The Company currently is testing its program modifications and believes that this plan will be successful. However, there can be no assurance that the Company's plan will be successful or that issues relating to year 2000 risks will not arise with respect to products furnished by third party manufacturers or suppliers. Any such problems arising under the Company's plan or similar issues with manufacturers, suppliers, or customers may result in unforeseen costs or delays to the Company and therefore have a material adverse effect on the Company.

POSSIBLE VOLATILITY OF STOCK PRICE

     The Common Stock is quoted on the Nasdaq National Market. The stock market has from time to time experienced extreme price and volume volatility. In addition, the market price of the Company's Common Stock may be influenced by a number of factors, including investor perceptions of the Company and comparable public companies, changes in conditions or trends in the accessories industry or in the retail industry in general, and changes in general economic and other conditions. Factors such as quarter-to-quarter variations in the Company's net sales and earnings could also cause the market price of the Common Stock to fluctuate significantly.

ANTI-TAKEOVER MATTERS

     The Company's Certificate of Incorporation and Bylaws, as well as the General Corporation Law of the State of Delaware (the "DGCL"), contain provisions that may have the effect of discouraging a proposal for a takeover of the Company. These include a provision in the Company's Certificate of Incorporation authorizing the issuance of "blank check" preferred stock and provisions in the Company's Bylaws establishing a

"staggered" board of directors. The "blank check" provision provides maximum discretion to the Board of Directors in issuing preferred stock. Such a provision affords the Board of Directors almost unlimited authority to determine the terms of the preferred stock, including, but not limited to, the amount, dividend rate, relative rights of priority and liquidation preference. The "staggered board" provision provides for the division of the Board of Directors into three classes with staggered three-year terms. The Company also has adopted a Preferred Share Purchase Rights Plan (the "Rights Plan") which is designed to deter coercive or unfair takeover tactics and prevent any acquiror from gaining control of the Company without offering a fair price to all of the Company's stockholders. If the Rights Plan is triggered by an acquisition transaction involving the Company, the share purchase rights issued under the Rights Plan will cause substantial dilution to a person or group that attempts to acquire control of the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of rights being acquired. In addition, Section 203 of the DGCL limits the ability of a Delaware corporation to engage in certain business combinations with interested stockholders.

                                USE OF PROCEEDS

     The net proceeds from the sale of the 1,732,500 shares of Common Stock offered by the Company hereby are estimated to be approximately $28.4 million ($33.1 million if the Underwriters' over-allotment option is exercised in full).

     The net proceeds to be received by the Company will be used to retire a portion of its indebtedness under its existing credit agreements (the "Credit Agreements"). The Credit Agreements provide for two domestic loan facilities in the aggregate principal amount of $65 million. Both such loan facilities bear interest at various rates at the Company's option, which resulted in an annual average interest rate of 6.5% in fiscal 1998. The loan facilities mature on April 30, 2000 and May 14, 1999. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations -- Liquidity and Capital Resources." The amounts borrowed under the Credit Agreements were used by the Company to fund the Company's acquisitions in fiscal 1998 and for working capital. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholder. The Selling Stockholder is Tandy Brands Accessories, Inc. Employees Investment Plan. The proceeds to the Selling Stockholder will be used to meet current and anticipated obligations to beneficiaries who are retiring from the Company, as well as to provide additional liquidity to the plan.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is listed on the Nasdaq National Market where it has been traded since 1991 under the symbol "TBAC." The following table sets forth the high and low closing sale price of the Common Stock reported by the Nasdaq National Market for the periods indicated:

                                                              HIGH     LOW
                                                              -----   -----
FISCAL YEAR ENDED JUNE 30, 1997
First Quarter...............................................  $7.50   $6.50
Second Quarter..............................................   7.50    6.00
Third Quarter...............................................   9.00    6.00
Fourth Quarter..............................................  10.13    8.00

FISCAL YEAR ENDED JUNE 30, 1998
First Quarter...............................................  $14.00   $9.50
Second Quarter..............................................   18.00   13.00
Third Quarter...............................................   20.38   15.50
Fourth Quarter..............................................   19.63   17.00

     On August 11, 1998, the last reported sale price of the Company's Common Stock on the Nasdaq National Market was $17.25 per share. As of August 11, 1998, the Company estimates that there were approximately 1,900 holders of the Common Stock, of which 1,118 were stockholders of record.

                                DIVIDEND POLICY

     The Company has never paid a cash dividend on its Common Stock. The Company currently intends to retain its earnings for the foreseeable future to provide funds for the expansion of its business. The payment of dividends in the future will be at the sole discretion of the Board of Directors and will depend upon the Company's profitability, financial condition, capital needs, future prospects, contractual restrictions and other factors deemed relevant by the Board of Directors. The Credit Agreements currently contain covenants related to the maintenance of certain financial ratios which could impose certain limitations on the payment of dividends.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1998 and as adjusted to give effect to the receipt by the Company of the estimated net proceeds of $28.4 million from the sale of the 1,732,500 shares of Common Stock offered by the Company hereby and the application thereof. "As Adjusted" amounts assume the estimated net proceeds received by the Company were used to repay amounts outstanding under the Credit Agreements. The table should be read in conjunction with "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations" and the consolidated financial statements of the Company and notes thereto incorporated by reference in this Prospectus.

                                                                   MARCH 31, 1998
                                                              ------------------------
                                                              ACTUAL    AS ADJUSTED(2)
                                                              -------   --------------
                                                               (DOLLARS IN THOUSANDS)
Long-term debt:
  Notes payable, net of current maturities(1)...............  $19,700      $    --
Stockholders' equity:
  Preferred Stock, $1 par value, 1,000,000 shares
     authorized; none issued and outstanding................       --           --
  Common Stock, $1 par value, 10,000,000 shares authorized;
     5,576,017 shares issued and outstanding; 7,308,517
     shares issued and outstanding, as adjusted.............    5,576        7,309
  Additional paid-in capital................................   19,687       46,334
  Retained earnings.........................................   23,815       23,815
                                                              -------      -------
     Total stockholders' equity.............................   49,078       77,458
                                                              -------      -------
          Total capitalization..............................  $68,778      $77,458
                                                              =======      =======

---------------

(1) At March 31, 1998, the Company had $36.3 million available under the Credit Agreements.

(2) The net proceeds from the issuance of Common Stock were estimated using an assumed offering price of $17.625 per share.

                            SELECTED FINANCIAL DATA

     The selected financial data for each of the five fiscal years ended June 30, 1993, 1994, 1995, 1996 and 1997 set forth below have been derived from audited consolidated financial statements of the Company. The selected financial data of the Company as of March 31, 1997 and 1998, and for the nine months then ended, have been derived from unaudited consolidated financial statements, which, in the opinion of management, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of such data for the unaudited interim periods. The following data should be read in conjunction with the consolidated financial statements of the Company and notes thereto incorporated by reference in this Prospectus and "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

                                                                                       NINE MONTHS ENDED
                                                                                           MARCH 31,
                                             FISCAL YEAR ENDED JUNE 30,                   (UNAUDITED)
                                  ------------------------------------------------   ---------------------
                                   1993      1994      1995      1996       1997      1997        1998
                                  -------   -------   -------   -------   --------   -------   -----------
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net sales.......................  $50,204   $67,254   $83,721   $86,694   $102,507   $77,462    $100,658
Gross profit....................   19,630    26,666    32,829    32,720     38,258    28,756      37,170
Intangible asset impairment
  write-off(1)..................       --        --        --     3,976         --        --          --
Operating income................    6,133     8,252     7,431     1,362      8,385     6,473      10,699
Interest expense................       18       214     1,048     1,267      1,242       953         989
Net income from continuing
  operations(2).................    4,082     5,363     4,195       101      4,564     3,508       6,047
Net income from continuing
  operations per share(3):
    Basic earnings per share....    $0.84     $1.06     $0.81     $0.02      $0.84     $0.65       $1.09
    Earnings per
      share -- assuming
      dilution..................     0.82      1.04      0.80      0.02       0.83      0.64        1.07

                                                                                        MARCH 31, 1998
                                                                                          (UNAUDITED)
                                                      JUNE 30,                       ---------------------
                                  ------------------------------------------------                 AS
                                   1993      1994      1995      1996       1997     ACTUAL    ADJUSTED(4)
                                  -------   -------   -------   -------   --------   -------   -----------
BALANCE SHEET DATA:
Working capital.................  $19,860   $27,858   $33,069   $34,082    $43,354   $54,406     $63,086
Total assets....................   32,231    49,318    67,315    58,411     65,364    75,411      84,091
Long-term debt..................       --     8,000    16,650    12,400     15,850    19,700          --
Stockholders' equity............   26,666    33,573    35,839    36,847     42,129    49,078      77,458

---------------

(1) Related to a write-off of intangible assets arising from the acquisition of Prince Gardner in fiscal 1994.
(2) During fiscal 1995, the Company recorded a loss of $3.2 million from discontinued operations related to its decision to dispose of the Always In Style operations.
(3) The earnings per share amounts prior to March 31, 1998 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, Earnings Per Share.
(4) As adjusted to reflect the issuance of 1,732,500 shares of Common Stock by the Company at an assumed offering price of $17.625 per share and the application of the net proceeds therefrom.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with "Selected Financial Data" and the consolidated financial statements of the Company and notes thereto incorporated by reference in this Prospectus. Except for the historical information contained herein, the discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those anticipated in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed before and in the section entitled "Risk Factors," as well as those discussed elsewhere in this Prospectus.

GENERAL

     The Company is a leading designer, manufacturer and marketer of branded men's, women's and children's accessories, including belts and small leather goods, such as wallets. The Company's product line also includes handbags, socks, scarves, hats, hair accessories, suspenders and neckwear. The Company's merchandise is marketed under a broad portfolio of nationally recognized licensed and proprietary brand names, including Jones New York, Greg Norman Collection, Rolfs, Haggar, Bugle Boy, Canterbury, Prince Gardner, Princess Gardner, Amity, Accessory Design Group and Tiger, as well as private brands for major retail customers. The Company sells its products through all major levels of retail distribution channels throughout the United States and Canada, including mass merchants, national chain stores, department stores, men's and women's specialty stores, golf pro shops and catalogs.

     The Company seeks increased accessory sales and earnings through a variety of means, including increased sales through the Company's current operating units, as well as growth through the acquisition of similar businesses. The following chart summarizes the Company's acquisitions:

                            NAME OF BUSINESS
     DATE ACQUIRED         OR ASSETS ACQUIRED          PRODUCT LINES            BRANDS ACQUIRED
     -------------         ------------------          -------------            ---------------
May 1, 1992              Accessory Design Group   Women's accessories and    Accessory Design Group
                                                    belts

June 1, 1993             Durite Leather Goods     Women's apparel and        Various private brands
                                                    accessories

November 29, 1993        Accolade, Inc.           Men's and boys' belts      Always In Style(1)
                                                    and accessories

April 4, 1994            Certain assets of        Men's and women's small    Prince Gardner
                           Prince Gardner           leather goods            Princess Gardner
                           Incorporated                                      Royalle by Prince
                                                                               Gardner
                                                                             Royalle by Princess
                                                                               Gardner

August 30, 1994          H.A. Sheldon, Inc.       Men's belts, wallets and   Various private brands
                                                    suspenders

May 1, 1995              Canterbury Belts, Ltd.   Men's, women's and         Canterbury
                                                    children's leather and
                                                    fabric accessories

May 12, 1998             Certain assets of AR     Men's and women's small    Amity Rolfs
                           Accessories Group,       leather goods
                           Inc.

June 1, 1998             Tiger Accessories,       Men's and boys' belts      Tiger
                           Inc.

---------------

(1) On March 27, 1995 the Company announced its decision to discontinue its Always In Style operations.

RESULTS OF OPERATIONS

  Nine Months Ended March 31, 1997 Compared to the Nine Months Ended March 31, 1998

     For the nine-month period ended March 31, 1998, net sales increased 29.9% to $100,658,000 as compared to net sales of $77,462,000 for the same period last year. Net income for the nine-month period increased 72.4% to $6,047,000, or $1.07 per share, compared to net income of $3,508,000, or $.64 per share, for the same nine months last year.

     Women's products had net sales increases of $20,693,000 as compared to the same period in the prior year. Women's product net sales for the nine-month period ended March 31, 1998 were higher than the same period last year due in part to initial order shipments of scarves, women's and children's socks, hair goods and Jones New York handbags to certain key customers in addition to increased women's accessories sales.

     Men's products had net sales increases of $2,503,000 for the nine-month period ended March 31, 1998 as compared to the same period in the prior year. The men's products had net sales increases for the nine month period ended March 31, 1998 due to increased retail store distribution under the Haggar and Greg Norman Collection brand names.

     For the nine-month period ended March 31, 1998, gross margins decreased 0.2% to 36.9%, as compared to the same period for the prior year. During that nine-month period, increases in men's gross margins offset lower women's product sales gross margins.

     Selling, general and administrative expenses as a percentage of net sales for the nine months ended March 31, 1998 decreased 2.1% as compared to the same period of the prior year. A portion of this decrease resulted from a larger mix of women's product sales, which, on a percentage of sales basis, incur lower variable selling expenses than men's product sales. Additionally, the majority of the sales increases for the nine-month period ended March 31, 1998 were to customers who pay no sales commissions, which decreased selling costs as a percentage of sales. Although the Company's selling, general and administrative expenses were favorably impacted by the larger mix of women's product sales, the Company anticipates that such expenses in the future will be in line with historical trends.

     The effective tax rate for the nine months ended March 31, 1998 was 38.5% compared to 37.4% for the same period of the prior year due to increased state income taxes.

  Comparison of Fiscal Years Ended June 30, 1995, 1996 and 1997

     Net sales and cost of goods sold and selling, general and administrative expenses for fiscal 1997 compared to the previous two fiscal years were as follows:

                                                           YEAR ENDED JUNE 30,
                                                     --------------------------------
                                                      1995        1996         1997
                                                     -------     -------     --------
                                                          (DOLLARS IN THOUSANDS)
Net sales..........................................  $83,721     $86,694     $102,507
Net sales growth...................................    24.5%        3.6%        18.2%
Cost of goods sold.................................  $50,892     $53,974     $ 64,249
Cost of goods sold as a percentage of net sales....    60.8%       62.3%        62.7%
Selling, general and administrative expenses.......  $23,618     $25,279     $ 28,123
Selling, general and administrative expenses as a
  percentage of net sales..........................    28.2%       29.2%        27.4%

     Net sales increased $2,973,000, or 3.6%, in fiscal 1996. Virtually all of this increase was due to sales generated by Canterbury, which was acquired in May 1995, and increased mass merchant sales by the Company's Accessory Design Group division. These increases were offset, to some degree, by a 26% decrease in Prince Gardner's net sales in fiscal 1996.

     Net sales increased $15,813,000, or 18.2%, in fiscal 1997. The net sales increase during fiscal 1997 was attributable to additional product sales through existing channels of distribution by the Company's women's and men's accessory businesses, which had percentage increases of 13.8% and 4.4%, respectively.

     Gross margins decreased 0.4% in fiscal 1997 compared to fiscal 1996. This decrease was the result of an increasing women's mass merchant accessory sales mix as a percentage of net sales. Although these women's mass merchant sales were at lower gross margins than the Company's historical gross margins, they also carried a lower selling, general and administrative expense as a percentage of sales compared to the Company's historical rates. During fiscal 1996, gross margins declined 1.5% primarily due to merchandise sold at lower prices in an effort to reduce slow-moving inventory.

     Selling, general and administrative expenses as a percentage of net sales increased 1% in fiscal 1996. The increase was due primarily to lower than anticipated net sales, rather than to the actual amount of selling, general and administrative expenses which, for the most part, were very close to planned amounts. Selling, general and administrative expenses as a percentage of net sales decreased 1.8% in fiscal 1997. A portion of this decrease resulted from a larger mix of women's sales which, on a percentage of sales basis, incur lower variable selling expenses than men's sales. Other contributing factors include decreased selling costs due to the consolidation of divisional sales personnel and volume efficiencies generated by greater than planned sales.

     Depreciation and amortization expenses were $1,750,000 in fiscal 1997 compared to $2,103,000 in fiscal 1996. The decrease in fiscal 1997 of $353,000 was largely the result of lower amortization expense due to the write-off of impaired goodwill in the fourth quarter of fiscal 1996.

     The effective tax rates for 1995, 1996 and 1997 were 36.5%, 58.9% and 37.3%, respectively. The increase in the effective tax rate in fiscal 1996 was due, for the most part, to the non-tax deductibility in certain states of the losses associated with Prince Gardner's operations and impaired asset write-offs. The effective tax rate in fiscal 1997 returned to historical trends increasing, 0.8% from fiscal 1995, due to additional state and local taxes.

     Income from continuing operations for fiscal 1995 was $4,195,000, or $0.80 per share, compared to $101,000, or $0.02 per share, for fiscal 1996 and $4,564,000, or $0.83 per share for fiscal 1997. The decrease in income from continuing operations for fiscal 1996 was due to the Prince Gardner write-off, a lower gross profit margin percentage and higher selling, general and administrative costs. The increase in fiscal 1997's income from continuing operations was attributable to significant sales increases, a decrease in depreciation and amortization expenses and a decrease in selling, general and administrative expenses on a percent of sales basis.

LIQUIDITY AND CAPITAL RESOURCES

     Generally, the Company's primary sources of liquidity are cash flows from operations and the Company's lines of credit. The Company has two unsecured domestic bank credit lines aggregating $55,000,000, which can be used for seasonal borrowings and letters of credit. In addition, the Company has a Canadian line of credit of approximately $1,000,000. The Company's borrowings under its credit lines were $22,850,000 and 19,700,000 as of March 31, 1997 and 1998, respectively. The Company had approximately $36,300,000 available under such lines of credit at March 31, 1998.

     On March 31, 1998, the Company amended one of its unsecured lines of credit to increase the uncommitted facility thereunder from $5,000,000 to $10,000,000 and extend the maturity date of the $20,000,000 committed facility thereunder from April 30, 1999 to April 30, 2000. The amount of the bank credit lines was increased to $65,000,000 subsequent to March 31, 1998.

     For the nine months ended March 31, 1998, the Company's operating activities used cash of $2,955,000 compared to $7,791,000 for the same period of the prior year. The decrease was attributable to cash receipts collected from the increase in fiscal 1998 second quarter sales, which were used to fund the purchase of inventory during the nine months ended March 31, 1998.

     During fiscal 1995, the Company recorded a loss of $3,242,000 from discontinued operations related to its decision to dispose of the Always In Style operations.

     During fiscal 1997, the Company provided (used) cash flows from operating activities of ($271,000) compared to $7,156,000 for fiscal 1996. The decrease in cash flow in fiscal 1997 was attributable to increased net income, offset by increased inventory, accounts receivable and decreased accounts payable, partially offset by an increase in accrued expenses. These changes in cash flows were caused primarily by increased net sales of the Company in fiscal 1997, which resulted in increased accounts receivable and inventory levels to support continuing higher levels of sales activity.

     Capital expenditures were $1,484,000 for the nine months ended March 31, 1998, a $709,000 increase over the same prior year period. The increase was due primarily to the purchase of software applications for the Company's management information systems.

     The Company plans to use future cash flows from operations to develop and expand current operations. The Company believes that its cash flows from operations and borrowings available under existing bank lines of credit will be sufficient to fund its operations and satisfy its future working capital needs.

INFLATION

     Although the Company's operations are affected by general economic trends, the Company does not believe that inflation has had a material effect on the results of operations.

SEASONALITY

     The table below sets forth sales and net income from continuing operations for each quarter of the previous two fiscal years:

                                                           THREE MONTHS ENDED
                              ----------------------------------------------------------------------------
                              SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,
                                1996        1996       1997       1997       1997        1997       1998
                              ---------   --------   --------   --------   ---------   --------   --------
                                                         (DOLLARS IN THOUSANDS)
Net sales...................   $23,661    $29,879    $23,922    $25,045     $30,865    $36,823    $32,970
Net income from continuing
  operations................     1,063      1,700        745      1,056       1,932      2,731      1,384

                                    BUSINESS

GENERAL

     Tandy Brands is a leading designer, manufacturer and marketer of branded men's, women's and children's accessories, including belts and small leather goods such as wallets. The Company's product line also includes handbags, socks, scarves, hats, hair accessories, suspenders and neckwear. Tandy Brands' merchandise is marketed under a broad portfolio of nationally recognized licensed and proprietary brand names, including Jones New York, Greg Norman Collection, Rolfs, Haggar, Bugle Boy, Canterbury, Prince Gardner, Princess Gardner, Amity, Accessory Design Group and Tiger, as well as private brands for major retail customers. Proprietary brands, licensed brands and private brands accounted for approximately 27.7%, 13.9% and 58.4%, respectively, of net sales during fiscal 1998. The Company sells its products through all major retail distribution channels throughout the United States and Canada, including mass merchants, national chain stores, department stores, men's and women's specialty stores, golf pro shops and catalogs.

     Tandy Brands distributes its products to nearly every type and size of retail operation. Management estimates that the Company's customers include over 10,000 retailers representing over 20,000 retail locations. The Company's key brands and each brand's targeted distribution channels and products are as follows:

                    BRAND                      DISTRIBUTION CHANNEL        PRODUCTS
                    -----                      --------------------        --------
Jones New York...............................  Department stores      Handbags
                                               Specialty stores       Small leather goods
Greg Norman Collection.......................  Golf pro shops         Belts
                                               Specialty stores       Small leather goods
                                               Department stores
                                               Catalogs
Rolfs........................................  Department stores      Small leather goods
                                               Specialty stores
Haggar.......................................  National chain stores  Belts
                                               Department stores      Small leather goods
                                               Catalogs
Bugle Boy....................................  National chain stores  Belts
                                               Department stores      Small leather goods
Canterbury...................................  Specialty stores       Belts
                                               Golf pro shops         Small leather goods
Prince Gardner...............................  National chain stores  Small leather goods
                                               Specialty stores
Princess Gardner.............................  National chain stores  Small leather goods
                                               Specialty stores
Amity........................................  Mass merchants         Small leather goods
                                               National chain stores
Accessory Design Group.......................  Mass merchants         Belts
                                               National chain stores  Women's accessories
Tiger........................................  Mass merchants         Belts
                                               National chain stores

     The accessories market is highly fragmented, and management believes that the Company is one of the largest competitors in the accessories industry. Management believes the sectors of the accessories market that the Company serves have grown at an average annual rate of three to five percent in recent years. This growth has resulted from (i) the trend toward more casual attire, which has increased demand for accessories outside the traditional dress category, (ii) increased consumer awareness of branded accessories as a fashion and lifestyle statement and (iii) a desire for newness and change in accessories styles. As a result of recent consolidation in the retail industry, retailers have increasingly chosen to consolidate their supply bases to a core group of companies that have the resources and expertise to meet the retailers' increasing demands. Over the past several years, the Company's net sales growth has exceeded that of the accessories industry and the

Company believes it is better positioned than its competitors to continue to capitalize on these market trends because of its following competitive strengths:

COMPETITIVE STRENGTHS

     Strong Customer Relationships and Superior Customer Service. Tandy Brands has strong relationships with most major retailers in the United States and Canada, including Wal-Mart, Target, K Mart, Shopko, AAFES, Sears, JCPenney, Kohl's, May Department Stores, Dillard's, Mervyn's and Federated Department Stores. The Company develops and maintains relationships at all levels of management with its major retail customers. The Company believes it will continue to benefit from the consolidation trend in the retail industry because it is able to provide its customers with a higher degree of customer service than its smaller, less well-capitalized competitors. For example, Tandy Brands provides design and marketing expertise to its customers to help them communicate fashion and lifestyle concepts through targeted product lines and innovative point-of-sale presentations. In addition, the Company's automated distribution facilities enable it to meet, efficiently and economically, the increasingly stringent inventory delivery requirements of its customers. Tandy Brands emphasizes continuous improvement in customer service to increase quality and efficiencies and enhance its competitiveness.

     Management of a Strong National Brand Portfolio. Tandy Brands manufactures and markets its products under a broad portfolio of nationally recognized licensed and proprietary brand names, as well as various private store brands. This brand portfolio allows the Company to offer differentiated products in response to the requirements of each of its specific distribution channels. The Company has historically expanded, and continues to explore opportunities to expand, its brand portfolio as a means to increase distribution and penetrate new retail accounts.

     Broad Distribution. Tandy Brands distributes its products throughout the United States and Canada to all major levels of retail distribution. The Company is a leader in the men's and women's accessories industry, and because the industry is highly fragmented, management believes that significant opportunities exist for the Company to increase its market share within its product groups.

     Proprietary Inventory Management Systems. The Company has made significant investments in systems to better serve its retail customers and assist them in managing their inventory efficiently. Services provided by the Company enhance the retail sales process through inventory replenishment and inventory management programs, quality assurance committed to on-time and one hundred percent complete deliveries and electronic communications of various sales, inventory and accounting information to the customer. The Company currently uses electronic data interchange ("EDI") for electronic communication of invoices, shipping notices, purchase orders and other transactions at over 14,000 retail locations. In addition, the Company manages automatic inventory replenishment programs at over 7,000 retail locations. The investments made in its proprietary systems help differentiate Tandy Brands from its competitors and build partnering relationships with its customers.

     Flexible Sourcing. Tandy Brands combines domestic manufacturing and effective sourcing of raw materials and finished goods from around the world to enhance its competitiveness and reduce its fixed costs. The Company manufactures approximately 50% of its men's belts (representing approximately 22% of its net sales) in the United States. Such domestic manufacturing capabilities, combined with the Company's worldwide sourcing network, enable the Company to maximize its efficiency in meeting its customers' requirements for price, timing and delivery.

     Product Design and Innovation. The Company's internal design teams design all of the Company's products and are key to implementing the Company's marketing strategy, which is driven by responding to consumer tastes, preferences, lifestyles and demand for quality and style. The teams enable Tandy Brands to recognize and capitalize upon emerging style and fashion trends that affect the accessories market. The Company emphasizes new products and design innovation and makes frequent adjustments to its product lines to reflect consumer preferences and trends. Each year, approximately 30% of the Company's stock keeping units are new products. By offering a growing variety of accessories at a range of price points, the Company is able to cater to consumers with a variety of tastes and lifestyles.

GROWTH STRATEGIES

     Tandy Brands believes that it has the design, manufacturing, sales and distribution infrastructure necessary to manage and grow its existing business, develop additional products and brands and acquire complementary businesses. The Company plans to leverage its existing infrastructure to pursue additional growth through implementation of the following growth strategies:

     Increase Penetration of Existing Accounts. Tandy Brands intends to leverage its brand portfolio and reputation for customer service to increase its licensed, proprietary and private brand sales to existing customers. The Company believes significant potential exists to expand the number of locations it serves within its existing customer base and expand the product categories and product lines carried by its existing customers.

     Expand Product Lines. The Company intends to continue to expand its product lines by introducing fashionable, high quality and value-driven accessory items. Successful recent product introductions include Jones New York handbags and small leather goods and Greg Norman Collection belts and small leather goods in fiscal 1997 and private brand scarves and hair accessories in fiscal 1998. New products to be introduced in fiscal 1999 include boys' belts, coordinated children's accessories, women's cold weather accessories such as gloves, hats and mufflers and a line of men's Jones New York belts and wallets.

     Pursue Selective Acquisitions. The accessories industry is highly fragmented. Numerous small manufacturers, developers and marketers of accessories exist, many of which lack the financial strength and infrastructure required to support continued growth at a time when retailers are reducing the size of their supplier bases. The Company believes that attractive opportunities exist to leverage its infrastructure through strategic acquisitions that will expand its market share, distribution and customer relationships and broaden its brand portfolio. The Company also believes that it is one of only a few participants in its industry with the operational and financial resources necessary to identify and successfully execute significant acquisitions.

     Pursue Additional Opportunities in Licensing and Brand Ownership. The Company plans to build on its success in brand marketing and development, together with its manufacturing and distribution expertise, by pursuing additional opportunities in licensing and brand ownership.

PRODUCTS

     The Company's primary products are belts and small leather goods, such as wallets, which accounted for approximately 61.8% and 15.8%, respectively, of the Company's net sales for fiscal 1998. The Company's other products include women's handbags, socks, scarves, hats, hair accessories and men's neckwear, suspenders and other fashion accessories, which collectively accounted for the remaining 22.4% of net sales in fiscal 1998. Men's and boys' products accounted for approximately 52.1% of net sales during fiscal 1998, and women's and girls' products accounted for approximately 47.9% of net sales during the same period. Proprietary brands, licensed brands and private brands accounted for approximately 27.7%, 13.9% and 58.4%, respectively, of net sales during fiscal 1998.

  Belts

     The Company and its predecessors have been manufacturing and marketing belts for over 70 years, and belts remain the Company's largest single product category, representing approximately 61.8% of net sales in fiscal 1998. Tandy Brands designs all of its belts and markets them under various licensed and proprietary brands including Jones New York, Canterbury, Haggar, Bugle Boy and Greg Norman Collection, as well as private brands for major retailers. Management believes that the recent addition of the Tiger brand name through the acquisition of Tiger Accessories provides a strong complement to the Company's existing belt business, establishes the Company well within the boys' belt segment and strengthens the Company's distribution into the mass merchant retail segment. The Company competes in all four categories of the belt market: casual, work, dress and fashion. In fiscal 1998, Tandy Brands manufactured approximately 50% of the men's belts it distributed and imported the balance from China, Guatemala and various other countries.

     The continuing trend toward casual attire has created an increasing demand for belts other than those in the traditional dress category. The Company's belt sales were $83.4 million in fiscal 1998, which represents a compound annual growth rate of approximately 23.3% of total belt sales from fiscal 1991 through fiscal 1998. In fiscal 1998, sales of men's and boys' belts represented $58.6 million, or 70.2% of total belt sales, and women's and girls' belts represented $24.8 million, or 29.8% of total belt sales.

  Small Leather Goods

     The Company's small leather goods consist primarily of men's and women's wallets. The Company designs all of its small leather goods and markets them under licensed and proprietary brands including Jones New York, Greg Norman Collection, Rolfs, Haggar, Bugle Boy, Canterbury, Prince Gardner, Princess Gardner and Amity, as well as private brands. The recent purchase of the Amity and Rolfs tradenames supports the Company's brand development strategy and provides strong additions to its brand portfolio. Management believes that the Company's future results will benefit from its May 1998 purchase of the Amity and Rolfs tradenames, the results of which were not material to fiscal 1998 consolidated results due to the timing of the purchase. Tandy Brands' small leather goods are primarily sourced from manufacturers in foreign countries, such as China, due to the labor-intensive nature of manufacturing small leather goods and the relative low cost of labor in those countries.

     Sales of the Company's small leather goods have increased in recent years as a result of increased market penetration through the use of licensed and proprietary brands. Sales of small leather goods accounted for approximately $21.3 million, or 15.8% of Tandy Brands' net sales in fiscal 1998. In fiscal 1998, sales of men's and boys' small leather goods represented $7.2 million, or 33.8% of total small leather goods sales, and women's and girls' small leather goods represented $14.1 million, or 66.2% of the Company's total small leather goods sales.

  Other Accessories

     In addition to belts and small leather goods, Tandy Brands distributes accessories such as women's handbags, socks, scarves, hats, hair accessories and men's suspenders and neckwear. These products are marketed under certain of the Company's proprietary brands, licensed brands and private brands. These other accessories complement the Company's core belt and small leather goods products. All other accessory items sold by the Company are purchased by the Company from foreign and domestic sources and are manufactured according to the Company's design specifications. In fiscal 1998, Tandy Brands' sales of other accessories totaled $30.3 million, or 22.4% of its net sales.

EXCLUSIVE LICENSE AGREEMENTS

     Tandy Brands has been awarded exclusive license agreements for several well recognized brands, including Jones New York, Greg Norman Collection, Bugle Boy, Haggar, John Weitz, Beverly Hills Polo Club and Botany 500. Generally, these license agreements cover specific products and require that the Company pay annual royalties, ranging from two to eight percent of net sales, based on minimum sales quotas or sales. The terms of the agreements are typically four to ten years, with options to extend the terms, provided certain sales or royalty minimums are achieved. For fiscal 1998, sales of the Company's licensed products accounted for approximately 13.9% of the Company's net sales, with no sales associated with any individual license agreement accounting for more than five percent of net sales. The Company maintains excellent relationships with its licensors, as evidenced by recent license renewals, licensed territory expansions and product line extensions.

PRIVATE BRAND PRODUCTS

     In fiscal 1998, private brand products accounted for approximately $78.8 million, or 58.4% of the Company's net sales. Private brand programs offer the Company's customers exclusivity and pricing control over their products, both of which are important factors in the retail marketplace. Management believes that the Company's flexible sourcing capabilities, advanced electronic inventory management and replenishment systems and design, product development and merchandising expertise provide retailers with a superior alternative to direct sourcing of their private brand products. The Company's principal private brand programs include those for leading retailers such as Wal-Mart, JCPenney, Sears, and Target and nationally recognized private brand names such as Farah, Kathy Lee, Arizona, Jacqueline Ferrar, St. John's Bay and Cherokee.

PROPRIETARY BRANDS

     In addition to its licensed and private brands, Tandy Brands produces and markets products under its own registered trademarks and trade names. The Company owns leading and well recognized trademarks such as Rolfs, Amity, Canterbury, Prince Gardner, Princess Gardner, Royalle by Prince Gardner, and Royalle by Princess Gardner. The Company intends to build on the success of its proprietary brand portfolio by pursuing additional ownership opportunities and expanding the assortment of products offered and the retail channels served by its proprietary brands. Net sales under the Company's proprietary brands were approximately $37.5 million, or 27.7% of the Company's net sales in fiscal 1998.

CUSTOMERS

     During fiscal 1998, the Company supplied over 10,000 retailers representing over 20,000 retail locations. The Company sells its products through all major retail distribution channels throughout the United States and Canada, including mass merchants, national chain stores, major department stores, men's and women's specialty stores, golf pro shops and catalogs. The Company maintains strong relationships with major retailers in the United States and Canada, including Wal-Mart, Target, K Mart, Shopko, AAFES, Sears, JCPenney, Kohl's, May Department Stores, Dillard's, Mervyn's and Federated Department Stores. For fiscal 1998, Wal-Mart represented 43% of the Company's net sales. In fiscal 1998, the Company's top ten customers accounted for approximately 70% of net sales. See "Risk Factors -- Dependence on Significant Customers."

     As a result of management's success in creating and maintaining strategic partnerships with its customers, the Company has received numerous vendor awards, including five Vendor of the Quarter awards for men's and women's accessories from Wal-Mart.

SALES, MARKETING, AND CUSTOMER SERVICE

     Management believes that the success of Tandy Brands has resulted in large part from the Company's strong customer relationships, strong sales and marketing organization and superior customer service, including "quick response" distribution, vendor inventory management services, EDI capabilities and expertise in the communication of fashion and lifestyle concepts through product lines and innovative point-of-sale presentations. The Company's accounts are developed and maintained through the coordinated efforts of senior management, regional managers, account executives and an organization of salespeople and independent sales representatives. Relationships with certain of the Company's national accounts such as Wal-Mart, Dillard's, JCPenney, Sears, K Mart and Target are managed by senior management or senior account executives.

     Senior managers are responsible for generating profitable performance results by developing, planning, selling and implementing merchandise programs for their accounts. Individual senior managers develop and maintain business relationships with customers' buyers and merchandise managers. Senior managers also develop and propose comprehensive programs relating to product, pricing and fixturing and assist customers' buyers and merchandise managers in the implementation of these programs. The implementation of marketing programs is coordinated through the efforts of senior and regional managers. Senior managers are compensated based on a combination of salary and bonus tied to various measures of profitability.

     Regional managers are sales and service professionals with experience in retail and merchandising management. The regional manager's role, in addition to hiring, training and supervising sales associates, includes assisting customers in developing seasonal buying plans, assisting stores in developing plans for physical layouts of departments and fixtures and developing overall fixture and product presentation.

     The Company's in-store customer service relationships with various specialty stores, national chain stores and major department stores are maintained by a nationwide team of more than 60 sales associates in the United States and approximately 30 sales associates in Canada, who are organized on a regional basis and supervised by regional sales managers. Sales associates are responsible for overseeing accounts within a defined geographic territory, developing and maintaining business relationships with their respective customers, preparing and conducting line presentations and assisting customers in the implementation of programs at the individual store level. In addition, sales associates may, depending upon the needs of an individual customer, assist in the maintenance and presentation of merchandise on the selling floor. The Company's regional sales organization is supported by account executives. All sales personnel other than senior managers are compensated based on a combination of salary and commission.

MERCHANDISING AND PRODUCT DEVELOPMENT

     The Company's product development and merchandising professionals work closely with customers, suppliers and Tandy Brands' licensors to interpret market trends, develop new products and create and implement comprehensive merchandising programs which consist of packaging and point-of-sale fixturing and presentation materials. The Company believes that its ability to design all of its products internally represents a significant competitive advantage because retail customers have become increasingly reliant on the design and merchandising expertise of their suppliers.

COMPETITION

     Competition in the fashion accessories industry is intense. The Company's ability to remain competitive depends largely on its ability to maintain its customer relationships, create new designs and products and offer high quality merchandise at popular prices. The Company's men's and boys' belt business competes with a large number of companies, including Swank, Humphreys, Leegin, Max Leather and Salant. The Company's men's wallet business also competes with a large number of competitors, including Buxton, Humphreys, Mundi and Fossil. In women's and girls' belts, the Company competes primarily with Omega, Cipriani, Liz Claiborne, Circa and Fossil. The women's handbag business competes with Nine West, Liz Claiborne, Kenneth Cole, Fossil, Guess and others, while the women's personal leather goods business competes with Buxton, Mundi, Fossil, Liz Claiborne, Nine West and others.

     Tandy Brands competes on the basis of customer service, brand recognition, product quality and price. The Company believes that its ability to compete successfully is based on its strong customer relationships, superior customer service, strong national brand portfolio, national distribution capabilities, proprietary inventory management systems, flexible sourcing and product design and innovation. See "Business -- Competitive Strengths."

RAW MATERIALS AND SUPPLIERS

     The major raw materials for the Company's products are readily available from a variety of foreign and domestic sources. In fiscal 1998, the Company sourced certain finished products representing approximately 78.5% of its net sales from outside manufacturers, both domestic and foreign. The Company has strong relationships with a number of high quality, low-cost foreign manufacturers who provide particularly labor-intensive products, such as small leather goods, manufactured to the Company's specifications.

MANUFACTURING OPERATIONS

     The Company's manufacturing facilities are located in Yoakum, Texas and Scarborough, Ontario. The Yoakum, Texas facility has the capacity to manufacture approximately 4.8 million belts per year. During fiscal 1998, Tandy Brands' manufacturing facilities operated at approximately 88% of capacity. The Company continually seeks to increase the automation of its manufacturing operations. The Company believes that it is one of the lowest-cost domestic belt producers because of its automated equipment, large production volumes and economies of scale in raw materials and finished goods sourcing.

EMPLOYEES

     The Company had approximately 1,000 employees as of June 30, 1998. The Company believes that employee relations are generally good. A total of 78 of the Company's employees are subject to a collective bargaining agreement. In addition, the United Paperworkers International Union, which represented certain of the Company's employees who were formerly subject to a collective bargaining agreement when they were employed by AR Accessories Group, Inc., has asked the Company to bargain over the employment terms and conditions of the employees of the Company's West Bend, Wisconsin distribution facility. The Company is currently evaluating whether the union represents the majority of the distribution facility employees. The Company will respond appropriately to the union's request depending on the results of its evaluation.

PROPERTIES

     The Company owns and operates the various facilities in Yoakum, Texas which are used for leather product manufacturing, product distribution and administrative offices. The Company leases facilities in Scarborough, Canada, which are used for the manufacture and distribution of leather goods. Additionally, the Company leases warehouse space in Dallas, Texas and office space in Arlington, Texas, New York, New York and San Francisco, California. The Company has a renewal option for its corporate office space in Arlington. The Company owns the West Bend, Wisconsin facility which is utilized for the distribution of small leather goods. Management believes Tandy Brands' various properties are adequate and suitable for the particular uses involved.

     The total space owned, leased and occupied by the Company as of June 30, 1998, was as follows:

                            APPROXIMATE SQUARE FEET

                                                           OWNED    LEASED     TOTAL
                                                          -------   -------   -------
Warehouse and Office....................................  413,000   165,000   578,000
Factory.................................................   63,000    42,000   105,000
                                                          -------   -------   -------
          Total.........................................  476,000   207,000   683,000
                                                          =======   =======   =======

LEGAL PROCEEDINGS

     The Company is not involved in any material pending legal proceedings, other than ordinary routine litigation incidental to the Company's business.

GOVERNMENTAL REGULATIONS

     Many of the Company's products are manufactured in countries other than the United States. Accordingly, those countries and the United States may from time to time modify existing quotas, duties, tariffs, or import restrictions, or otherwise regulate or restrict imports in a manner which could be material and adverse to the Company. For example, trade disputes between the United States and a country in which the Company's products are manufactured could lead to the withdrawal of the "most favored nation" status for that country. In addition, economic and political disruptions in Asia and other parts of the world from which the Company imports goods could have an adverse effect on the Company's ability to maintain an uninterrupted flow of products to its major customers.

     Due to the fact that the Company sells its products to retail exchange operations of the United States military, and thus is a supplier to the federal government, the Company must comply with all federal statutes applicable to federal government suppliers.

                                   MANAGEMENT

     The following table and text set forth the name, age and position of each executive officer and director of the Company.

              NAME                AGE                   POSITIONS HELD
              ----                ---                   --------------
J.S.B. Jenkins..................  55    Director, President and Chief Executive
                                        Officer
Jerry W. Wood...................  53    Executive Vice President
Stanley T. Ninemire.............  42    Senior Vice President, Chief Financial Officer
                                        and Assistant Secretary
C.A. Rundell, Jr................  66    Director
Robert E. Runice................  68    Director
Dr. James F. Gaertner...........  55    Director, Chairman of the Board
Maxine K. Clark.................  49    Director
Gene Stallings..................  63    Director
Marvin J. Girouard..............  59    Director

     J.S.B. Jenkins has served as President and Chief Executive Officer of the Company since its formation in November 1990. Mr. Jenkins served as Executive Vice President of The Bombay Company, Inc. ("Bombay") from July 1, 1985 until December 31, 1990, and as Vice President of Bombay from 1980 until 1985. He also served as the President of the Tandy Brands Accessories division of Bombay, of which the Company was a division until its spin-off in December 1990, from April 1986 until the spin-off. Mr. Jenkins also is a member of the Texas A&M University College of Business Administration/Graduate School of Business Development Council, the Texas A&M University Center for Retailing Advisory Board, the Texas A&M University President's Council and the Board of Directors of the Arlington Chamber of Commerce.

     Jerry W. Wood has served as Executive Vice President since May 1995. Mr. Wood served as Senior Vice President of the Company from September 1994 through May 1995 and as Vice President of the Company from its formation in November 1990 through September 1994. Mr. Wood served as Executive Vice President of the Tandy Brands Accessories division of Bombay from April 1986 until December 31, 1990.

     Stanley T. Ninemire has served as Senior Vice President, Chief Financial Officer and Assistant Secretary of the Company since January 1997. Mr. Ninemire served as Vice President -- International Operations of the Company from November 1994 through June 1995, and as Vice President and Treasurer of the Company from its formation in November 1990 until November 1994. In addition, Mr. Ninemire served as Secretary of the Company from November 1990 to June 1991 and as Assistant Secretary from June 1991 through November 1994. From July 1995 to December 1996, Mr. Ninemire was Senior Vice President of Finance and Operations of Practitioners Publishing Company, a division of Thomson Publishing. Mr. Ninemire is a certified public accountant.

     C.A. Rundell, Jr. has been a director of the Company since November 1990. Mr. Rundell has operated as sole proprietor of Rundell Enterprises, a private investment company with principal involvement in manufacturing companies, since 1988. Mr. Rundell is Chairman of the Board of NCI Building Systems, Inc., the President and Chief Executive Officer and a director of Tyler Corporation and serves on the board of directors of Dain Rauscher Corporation.

     Robert E. Runice has been a director of the Company since November 1990. Mr. Runice is presently a business consultant and private investor. He served as Vice President of US WEST, Inc. and President, Commercial Development Division of US WEST, Inc. from September 1983 through the end of 1991. US WEST, Inc. is a telecommunications service corporation headquartered in Englewood, Colorado. Mr. Runice serves on the board of directors of Bombay and of Utilx Corporation.

     Dr. James F. Gaertner has been a director of the Company since November 1990. Dr. Gaertner currently serves as Dean of the College of Business at The University of Texas at San Antonio ("UTSA"). Prior to his appointment as Dean on September 1, 1987, Dr. Gaertner served for four years as professor and Director of the Division of Accounting and Information Systems at UTSA.

     Maxine K. Clark has been a director of the Company since April 1996. Ms. Clark is the President and Chief Executive Officer of the Build-A-Bear Workshop, L.L.C., an operator of interactive children's entertainment retail stores, which she founded in February 1996. Ms. Clark was President of Payless Shoe Source from November 1992 to January 1996, and Executive Vice President of Venture Stores from January 1988 to November 1992. Ms. Clark also serves on the board of directors of The Earthgrains Company, a bread company, Wave Technologies, Inc., a training company for the technology industry and Department 56, a collectible gift and decorative accessory manufacturer. She is a member of the Board of Trustees of the University of Georgia Foundation, the Advisory Board of The Hatchery, Washington University Olin School of Business and the President's Advising Counsel of the Greater St. Louis Council of Girl Scouts.

     Gene Stallings has been a director of the Company since June 1997. Mr. Stallings is presently an author and private investor. From January 1990 to December 1996, he was the head football coach of the University of Alabama. Mr. Stallings was head coach of the St. Louis/Phoenix Cardinals professional football team from 1986 to 1989. Mr. Stallings is a member of the Board of Directors of the First National Bank of Paris, Texas, the Board of Regents of Abilene Christian University, the Board of St. Joseph's Hospital in Paris, Texas, and the Board of Directors of Great Southern Wood Incorporated. Mr. Stallings also is a member of the Board of Disability Resources, a non-profit organization supporting group housing for physically and mentally handicapped individuals.

     Marvin J. Girouard has been a director of the Company since June 1998. Mr. Girouard is presently the President, Chief Executive Officer and a director of Pier 1 Imports, Inc. Mr. Girouard served as President and Chief Operating Officer of Pier 1 Imports, Inc. from August 1988 until July 1998.

EXECUTIVE COMPENSATION

     The following table sets forth certain information with respect to annual and long-term compensation for services rendered in all capacities during fiscal 1998, 1997, 1996, and 1995 paid to Mr. Jenkins, the Company's Chief Executive Officer, and each of the other executive officers of the Company (the "Named Officers").

                           SUMMARY COMPENSATION TABLE

                                                                           LONG-TERM COMPENSATION
                                                                          -------------------------
                                                   ANNUAL COMPENSATION    SECURITIES    ALL OTHER
                                          FISCAL   --------------------   UNDERLYING   COMPENSATION
               NAME/TITLE                  YEAR     SALARY      BONUS      OPTIONS         (1)
               ----------                 ------   --------    --------   ----------   ------------
J.S.B. Jenkins..........................   1998    $320,000    $370,084     15,000       $91,059
  President and Chief Executive Officer    1997     304,140     187,562     15,000        64,483
                                           1996     304,140          --         --        40,807
                                           1995     293,850          --     15,000        65,903
Jerry W. Wood...........................   1998    $179,000    $201,168      9,000       $53,517
  Executive Vice President                 1997     170,000     100,815      9,000        39,854
                                           1996     170,000          --         --        26,201
                                           1995     147,000          --      9,000        33,136
Stanley T. Ninemire.....................   1998    $170,000    $103,409      6,000       $41,008
  Senior Vice President, Chief Financial   1997      75,000(2)   25,790(2)    7,500(2)    15,752(2)
  Officer and Assistant Secretary          1996          --(3)       --         --            --
                                           1995     129,645          --         --        77,535(4)

---------------
(1) Represents primarily the Company's matching contributions under the Tandy Brands Accessories, Inc. Stock Purchase Program, the Tandy Brands Accessories, Inc. Benefit Restoration Plan and the Tandy Brands Accessories, Inc. Employees Investment Plan.
(2) These amounts represent compensation for the last six months of fiscal 1997.
(3) Mr. Ninemire was Senior Vice President of Finance and Operations of Practitioners Publishing Company, a division of Thomson Publishing, from July 1995 to December 1996.
(4) Includes approximately $46,400 in severance-related payments.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth information concerning stock options granted to each of the Named Officers during fiscal 1998:

                                                                                              POTENTIAL REALIZABLE
                                                                                                VALUE OF ASSUMED
                                                                                             ANNUAL RATES OF STOCK
                       NUMBER OF SHARES     PERCENTAGE OF                                      PRICE APPRECIATION
                          UNDERLYING       OPTIONS GRANTED                                     FOR OPTION TERM(1)
                           OPTIONS           TO EMPLOYEES      EXERCISE PRICE   EXPIRATION   ----------------------
        NAME               GRANTED        DURING FISCAL YEAR     PER SHARE         DATE         5%           10%
        ----           ----------------   ------------------   --------------   ----------   ---------    ---------
J.S.B. Jenkins.......       15,000              17.2%             $12.3125       8/7/2007    $116,149     $294,344
Jerry W. Wood........        9,000              10.3%              12.3125       8/7/2007      69,689      176,607
Stanley T.
  Ninemire...........        6,000               6.9%              12.3125       8/7/2007      46,460      117,738

---------------

(1) The amounts shown in these columns represent the potential realizable values using the options granted and the exercise price. The assumed rates of stock price appreciation are set by the Commission's executive compensation disclosure rules and are not intended to forecast appreciation of the Common Stock.

OPTION EXERCISES AND YEAR-END OPTION VALUES

     The following table sets forth certain information with respect to options exercised during fiscal 1998 by each of the Named Officers and the value of unexercised options held by the Named Officers at June 30, 1998.

              AGGREGATED OPTION EXERCISES IN THE LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                                    VALUE OF UNEXERCISED
                            SHARES                    NUMBER OF UNEXERCISED         IN-THE-MONEY OPTIONS
                          ACQUIRED ON              OPTIONS AT FISCAL YEAR-END       AT FISCAL YEAR-END(1)
                           EXERCISE      VALUE     ---------------------------   ---------------------------
          NAME                (#)       REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
          ----            -----------   --------   -----------   -------------   -----------   -------------
J.S.B. Jenkins..........         --           --     58,888         35,000        $426,587       $293,438
Jerry W. Wood...........         --           --     33,288         20,800         252,228        176,063
Stanley T. Ninemire.....         --           --      1,500         12,000          18,368        111,345

---------------

(1) The June 30, 1998 closing market price of $18.625 is used in the calculation to determine the value of unexercised options.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information concerning the beneficial ownership of the Common Stock as of July 31, 1998 and as adjusted to reflect the sale of 167,500 shares of Common Stock by the Selling Stockholder and 1,732,500 shares of Common Stock by the Company in the Offering, including beneficial ownership by (i) each person (or group within the meaning of Section 13(d)(3) of the Exchange Act) known by the Company to own beneficially more than five percent (5%) of the Common Stock, (ii) the Named Officers as a group, (iii) each director, (iv) all directors and executive officers as a group, and (v) the Selling Stockholder. The address of each person listed below is 690 E. Lamar Boulevard, Suite 200, Arlington, Texas 76011, unless otherwise indicated.

                                                 SHARES BENEFICIALLY              SHARES BENEFICIALLY
                                                    OWNED PRIOR TO                    OWNED AFTER
                                                   THE OFFERING(1)      SHARES      THE OFFERING(1)
                                                 --------------------    BEING    -------------------
           NAME OF BENEFICIAL OWNER               NUMBER     PERCENT    OFFERED    NUMBER    PERCENT
           ------------------------              --------    --------   -------   --------   --------
Tandy Brands Accessories, Inc..................  970,145(2)    17.2%    167,500   802,645      10.9%
  Employees Investment Plan
Dr. James F. Gaertner..........................   24,384(3)       *          --    24,384         *
J.S.B. Jenkins.................................  564,025(4)     9.9%         --   564,025       7.6%
C.A. Rundell, Jr...............................   30,482(5)       *          --    30,482         *
Robert E. Runice...............................   24,720(6)       *          --    24,720         *
Maxine K. Clark................................    8,937(7)       *          --     8,937         *
Gene Stallings.................................    4,653(8)       *          --     4,653      *
Marvin J. Girouard.............................       --          *          --        --         *
Jerry W. Wood..................................  160,935(9)     2.8%         --   160,935       2.2%
Stanley T. Ninemire............................   71,990(10)    1.3%         --    71,990       1.0%
All directors and executive officers as a group
  (9 persons)..................................  890,126(11)   15.7%         --   890,126      11.8%

---------------

  *  Represents less than one percent
 (1) Shares are deemed to be "beneficially owned" by a person if such person, directly or indirectly, has or shares (i) voting power with respect thereto, including the power to vote or to direct the voting of such shares, or (ii) investment power with respect thereto, including the power to dispose or to direct the disposition of such shares. In addition, a person is deemed to be the beneficial owner of shares if such person has the right to acquire beneficial ownership of such shares within 60 days. Directors and officers have sole voting and investment power with respect to the shares shown unless otherwise indicated below.
 (2) Voting power of the shares held pursuant to this plan is vested in Frost Bank, N.A., as trustee, subject to the right of participants in the plan to direct the voting of each of their allocable shares of Common Stock in the plan. The trustee votes any shares for which no directions are received in the same proportion as those shares with respect to which directions regarding voting are received. A total of 120,725 shares are pledged to a bank to secure a $1.5 million loan.
 (3) Includes 3,375 shares held of record by Dr. Gaertner, 17,849 shares subject to stock options exercisable within 60 days and 3,160 shares attributable to ownership of stock units held in the Tandy Brands Accessories, Inc. 1995 Stock Deferral Plan for Non-Employee Directors.
 (4) Includes 328,540 shares held of record by Mr. Jenkins, 64,888 shares subject to stock options exercisable within 60 days, 2,462 shares held indirectly through the Tandy Brands Accessories, Inc. Stock Purchase Program, 15,736 shares held indirectly through the Tandy Brands Accessories, Inc. Benefit Restoration Plan and 1,275 shares held of record by Mr. Jenkins' daughter. Also includes 151,124 shares attributable to unit ownership in the Tandy Brands Accessories, Inc. Employees Investment Plan, as to which Mr. Jenkins disclaims beneficial ownership. Does not include 94,184 shares held by certain irrevocable family trusts in which Mr. Jenkins has no beneficial interest.

 (5) Includes 9,430 shares held of record by Mr. Rundell, 17,483 shares subject to stock options exercisable within 60 days and 3,569 shares attributable to ownership of stock units held in the Tandy Brands Accessories, Inc. 1995 Stock Deferral Plan for Non-Employee Directors.
 (6) Includes 2,925 shares held of record by Mr. Runice, 17,483 shares subject to stock options exercisable within 60 days and 4,312 shares attributable to ownership of stock units held in the Tandy Brands Accessories, Inc. 1995 Stock Deferral Plan for Non-Employee Directors.
 (7) Includes 5,916 shares subject to stock options exercisable within 60 days and 3,021 shares attributable to ownership of stock units held in the Tandy Brands Accessories, Inc. 1995 Stock Deferral Plan for Non-Employee Directors.
 (8) Includes 2,837 shares held of record by Mr. Stallings and 1,816 shares subject to stock options exercisable within 60 days.
 (9) Includes 67,492 shares held of record by Mr. Wood, 36,888 shares subject to stock options exercisable within 60 days, 1,598 shares held indirectly through the Tandy Brands Accessories, Inc. Stock Purchase Program and 2,383 shares held indirectly through the Tandy Brands Accessories, Inc. Benefit Restoration Plan. Also includes 52,574 shares attributable to unit ownership in the Tandy Brands Accessories, Inc. Employees Investment Plan, as to which Mr. Wood disclaims beneficial ownership.
(10) Includes 45,183 shares held of record by Mr. Ninemire, 2,700 shares subject to stock options exercisable within 60 days, 1,598 shares held indirectly through the Tandy Brands Accessories, Inc. Stock Purchase Program and 90 shares held indirectly through the Tandy Brands Accessories, Inc. Benefit Restoration Plan. Also includes 22,419 shares attributable to unit ownership in the Tandy Brands Accessories, Inc. Employees Investment Plan, as to which Mr. Ninemire disclaims beneficial ownership.
(11) Includes 165,023 shares subject to stock options exercisable within 60 days, 5,658 shares held indirectly through the Tandy Brands Accessories, Inc. Stock Purchase Program, 226,117 shares attributable to unit ownership in the Tandy Brands Accessories, Inc. Employees Investment Plan, 18,209 shares held indirectly through the Tandy Brands Accessories, Inc. Benefit Restoration Plan and 14,062 shares attributable to ownership of stock units held in the Tandy Brands Accessories, Inc. 1995 Stock Deferral Plan for Non-Employee Directors.

                                  UNDERWRITING

     Upon the terms and subject to the conditions stated in the Underwriting Agreement, the Underwriters named below, through their Representatives, Bear, Stearns & Co. Inc., ING Baring Furman Selz LLC and Hoak Breedlove Wesneski & Co. have severally agreed to purchase from the Company and the Selling Stockholder, the number of shares of Common Stock set forth opposite the name of such Underwriter.

                        UNDERWRITER                            NUMBER OF SHARES
                        -----------                            ----------------
Bear, Stearns & Co. Inc.....................................
ING Baring Furman Selz LLC..................................
Hoak Breedlove Wesneski & Co................................

                                                                  ---------
          Total.............................................      1,900,000
                                                                  =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters, for whom Bear, Stearns & Co. Inc., ING Baring Furman Selz LLC and Hoak Breedlove Wesneski & Co., acting as Representatives, propose to offer part of the Shares directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the Shares to certain
dealers at a price which represents a concession not in excess of $          per
share under the public offering price. The Underwriters may allow, and such
dealers may allow, a concession not in excess of $     per share to certain
other dealers. After the Offering of the shares to the public, the public offering price and such concessions may be changed by the Representatives.

     The Company, its officers and directors, and certain stockholders of the Company designated by the Representatives, including the Selling Stockholder, have agreed that for a period of 120 days from the date of this Prospectus, they will not, without the prior written consent of Bear, Stearns & Co. Inc., offer, sell, contract to sell, or otherwise dispose of, any shares of Common Stock of the Company or any securities convertible into, or exercisable or exchangeable for, Common Stock of the Company.

     The Company has granted to the Underwriters an option to purchase up to 285,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus, solely to cover over-allotments, if any. Such option may be exercised at any time until 30 days after the date of this Prospectus. If the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of additional shares proportionate to such Underwriter's initial commitment as indicated in the preceding table. The Company and the Selling Stockholder have agreed to indemnify, jointly and severally, each of the Underwriters and the directors, officers, employees, agents and control persons of each Underwriter against all losses, claims, damages, expenses or liabilities under the Securities Act, the Exchange Act, and other federal and state laws or regulations insofar as such losses, claims, damages or liabilities arise out of or based upon any untrue statement or alleged untrue statement of material fact or arise out of or based upon any omission or alleged omission to state a material fact required to be stated to make statements not misleading. Each Underwriter has severally agreed to indemnify the Company and its directors and officers who sign the Registration Statement and each control person of the Company to the same extent as the foregoing indemnity to each Underwriter but only with respect to written information furnished by the Underwriters to the Company for inclusion in the offering documents. Each of the foregoing indemnities is in addition to any liabilities that the parties may otherwise have.

     Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

                                 LEGAL MATTERS

     Unless otherwise specified, the validity of the Common Stock offered hereby will be passed upon for the Company by Winstead Sechrest & Minick P.C., Dallas, Texas. Certain legal matters in connection with the Offering of Common Stock will be passed upon for the Underwriters by Jenkens & Gilchrist, a Professional Corporation, Dallas, Texas.

                                    EXPERTS

     The consolidated financial statements of the Company incorporated by reference in the Company's Annual Report (Form 10-K) for the year ended June 30, 1997 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

------------------------------------------------------
------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THIS OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                         ------------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    1
Risk Factors..........................    6
Use of Proceeds.......................    9
Price Range of Common Stock...........    9
Dividend Policy.......................   10
Capitalization........................   11
Selected Financial Data...............   12
Management's Discussion and Analysis
  of Consolidated Financial Condition
  and Results of Operations...........   13
Business..............................   17
Management............................   24
Principal and Selling Stockholders....   27
Underwriting..........................   29
Legal Matters.........................   30
Experts...............................   30

                         ------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                1,900,000 SHARES

                                  TANDY BRANDS
                               ACCESSORIES, INC.

                                  COMMON STOCK
                               -----------------

                                   PROSPECTUS
                               -----------------
                            BEAR, STEARNS & CO. INC.

                           ING BARING FURMAN SELZ LLC

                         HOAK BREEDLOVE WESNESKI & CO.
                                           , 1998

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses in connection with the Common Stock offered hereby all of which will be borne by the registrant are as follows (all amounts are estimates except for the Securities & Exchange Commission Registration fee):

Registration Fee............................................   $11,360.64
NASD Filing Fee.............................................     4,351.07
Nasdaq Listing Fee*.........................................
Printing and Engraving*.....................................
Legal Fees and Expenses*....................................
Accounting Fees and Expenses*...............................
Blue Sky Fees and Expenses*.................................
Transfer Agent*.............................................
Miscellaneous*..............................................
                                                               ----------
          Total.............................................   $
                                                               ==========

---------------

* To be filed by amendment

  ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Delaware General Corporation Law

     Section 145(a) of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify any person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believes to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Section 145(b) of the DGCL provides that a corporation may indemnify any person who was or is a party or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Courts of Chancery or such other court shall deem proper.

     Section 145(c) of the DGCL provides that to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     Section 145(d) of the DGCL provides that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the securityholders.

     Section 145(e) of the DGCL provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in Section 145. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

  Certificate of Incorporation

     The Certificate of Incorporation of the Company provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for a transaction from which the director derived an improper personal benefit or (iv) unlawful payment of dividends or unlawful stock repurchases or redemptions. If the DGCL is amended to authorize the further elimination or limitation of the liability of directors, the liability of a director of the Company, in addition to the limitation on personal liability described above, shall be limited to the fullest extent permitted by the DGCL, as so amended. Further any repeal or modification of such provision of the Certificate of Incorporation by the stockholders of the Company shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Company existing at the time of such repeal or modification.

  Bylaws

     The Bylaws of the Company provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she or a person of whom he or she is the legal representative, is or was or has agreed to become a director or officer of the Company or is or was servicing or has agreed to serve at the request of the Company as a director or officer, whether the basis of such proceedings is alleged action in an official capacity as a director or officer or in any other capacity while serving or having agreed to serve as a director or officer, shall be indemnified and held harmless by the Company to the fullest extent authorized by Section 145 of the DGCL, as an effect or as it may be amended from time to time, against all reasonable expenses incurred by, imposed upon or resulting from any action, suit or proceeding to which he may be made a party by reason of his being or having been a director or officer of the Company or any of its subsidiaries, or of any other corporation at the request of the Company. Such indemnity shall inure to the benefit of his or her heirs, executors and administrators. The Company may also make such reimbursement in the event of a settlement of any such action, suit or proceeding prior to final adjudication when such settlement appears to be in the interest of the Company.

ITEM 16. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:

           1.3           -- Form of Underwriting Agreement for Common Stock*
           5.1           -- Opinion of Winstead Sechrest & Minick P.C.*
          23.1           -- Consent of Ernst & Young LLP, Independent Auditors
          23.2           -- Consent of Winstead Sechrest & Minick P.C. (to be
                            included in the opinion contained as Exhibit 5.1)*
          24.1           -- Power of Attorney (included on the signature page of the
                            Registration Statement)

---------------

* To be filed by amendment or as an exhibit to a document to be incorporated by reference herein in connection with an offering of the Common Stock.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act), that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered. The registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Arlington and the State of Texas, on August 12, 1998.

                                            TANDY BRANDS ACCESSORIES, INC.

                                            By:     /s/ J.S.B. JENKINS
                                              ----------------------------------
                                                       J.S.B. Jenkins,
                                                President and Chief Executive
                                                            Officer

     Each individual whose signature appears below hereby designates and appoints J.S.B. Jenkins, Jerry W. Wood and Stanley T. Ninemire, and each of them, any one of whom may act without joinder of the other, as his true and lawful attorney-in-fact and agent (the "Attorneys-in-Fact"), with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, which amendments may make such changes in this Registration Statement as such Attorney-in-Fact deems appropriate, and any registration statement relating to the same offering filed pursuant to Rule 462(b) under the Securities Act and request to accelerate the effectiveness of such registration statements, and to file each such amendment with all requests to accelerate the effectiveness of such registration statements, and to file each such amendment with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto such and each of them, full power and authority to do and perform each and every action and thing requisite and necessary to be done as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that such Attorneys-in-Fact or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                   CAPACITY                   DATE
                      ---------                                   --------                   ----
                 /s/ J.S.B. JENKINS                    President and Chief Executive    August 12, 1998
-----------------------------------------------------    Officer and Director
                   J.S.B. Jenkins

                  /s/ JERRY W. WOOD                    Executive Vice President         August 12, 1998
-----------------------------------------------------
                    Jerry W. Wood

               /s/ STANLEY T. NINEMIRE                 Senior Vice President, Chief     August 12, 1998
-----------------------------------------------------    Financial Officer and
                 Stanley T. Ninemire                     Assistant Secretary
                                                         (Principal Accounting and
                                                         Principal Financial Officer)

                      SIGNATURE                                   CAPACITY                   DATE
                      ---------                                   --------                   ----
                /s/ C.A. RUNDELL, JR.                             Director              August 12, 1998
-----------------------------------------------------
                  C.A. Rundell, Jr.

                /s/ ROBERT E. RUNICE                              Director              August 12, 1998
-----------------------------------------------------
                  Robert E. Runice

              /s/ DR. JAMES F. GAERTNER                           Director              August 12, 1998
-----------------------------------------------------
                Dr. James F. Gaertner

                 /s/ MAXINE K. CLARK                              Director              August 12, 1998
-----------------------------------------------------
                   Maxine K. Clark

                 /s/ GENE STALLINGS                               Director              August 12, 1998
-----------------------------------------------------
                   Gene Stallings

               /s/ MARVIN J. GIROUARD                             Director              August 12, 1998
-----------------------------------------------------
                 Marvin J. Girouard

                                 EXHIBIT INDEX

EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
     1.3     -- Form of Underwriting Agreement for Common Stock*
     5.1     -- Opinion of Winstead Sechrest & Minick P.C.*
    23.1     -- Consent of Ernst & Young LLP, Independent Auditors
    23.2     -- Consent of Winstead Sechrest & Minick P.C. (to be
                included in the opinion contained as Exhibit 5.1)*
    24.1     -- Power of Attorney (included on the signature page of the
                Registration Statement)

---------------

* To be filed by amendment or as an exhibit to a document to be incorporated by reference herein in connection with an offering of the Common Stock.